EXHIBIT 99.1

Brookfield Renewable Announces Quarterly Dividend Rate on Its Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, July 02, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills.  The actual quarterly dividend rate in respect of the August 1, 2020 to October 31, 2020 dividend period will be 0.71306% (2.829% on an annualized basis) and the dividend, if declared, of such dividend period will be $0.178265 per share, payable on Monday, November 2, 2020.

Brookfield Renewable Partners

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 13,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management.

Contact information: Media: Claire Holland Senior Vice President – Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Cara Silverman Manager – Investor Relations (416) 649-8172 cara.silverman@brookfield.com